April 6, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Eclipse Resources Corporation

Registration Statement on Form S-3

File No. 333-223996

Ladies and Gentlemen:

Eclipse Resources Corporation hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 2:30 p.m. (Washington, D.C. time), on April 10, 2018, or as soon practicable thereafter.

Please notify Paul S. Conneely of Norton Rose Fulbright US LLP at (214) 855-7478 upon the effectiveness of such Registration Statement or if you have any questions regarding this request. Thank you for your assistance in this matter.

Respectfully,

Eclipse Resources Corporation

By:	/s/ Christopher K. Hulburt
Name:	Christopher K. Hulburt
Title:	Executive Vice President, Secretary and General Counsel